

Vidur Raj Bhalla · 3rd

portfolio manager at bernard herold & co., inc

Greater New York City Area · 245 connections · Contact info

mission for vision usa

Pace University - Lubin School of Business

Experience

director
mission for vision usa
Dec 2005 – Present · 14 yrs 3 mos
new york new york

portfolio manager
bernard herold & co., inc
Oct 1987 – Present · 32 yrs 5 mos

portfolio mgmt for endowments, pension plans and hnw individuals

Education

Pace University - Lubin School of Business
1984 – 1987

mayo college

Skills & Endorsements

Portfolio Management · 18

Endorsed by **Arjun Dosaj, who is highly skilled at this**

Capital Markets · 11

Yannis Moati and 10 connections have given endorsements for this skill

Investments · 11

Endorsed by **Mandeep Singh, M.Phil, who is highly skilled at this**

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